82-03138

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with DTR 3.1.2R and LR 9.8.6R(1)

The Company was notified yesterday that on 1 October 2007 the following Persons Discharging Managerial Responsibilities (PDMRs) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration. Some of the shares were subsequently disposed of as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold	Date sold
Walt Havenstein*	32,270	23,688	491.00 pence	01.10.07
George Rose	86,831	64,604	490.25 pence	01.10.07
Mike Turner	130,814	63,842	493.10 pence	01.10.07
Mike Turner	-	66,972	493.10 pence	02.10.07

* In the case of Walt Havenstein, the exercise relates to an award under the Stock Appreciation Rights (SAR) schedule to the BAE Systems Performance Share Plan.

2. Notification made in accordance with DTR 3.1.2R

The Company was notified yesterday that on 1 October 2007 the following Persons Discharging Managerial Responsibilities (PDMRs) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration. Some of the shares were subsequently disposed of as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold	Date sold
Alastair Imrie	57,170	49,853	493.10 pence	01.10.07
Mike Rouse	53,294	53,294	493.10 pence	01.10.07
Nigel Whitehead	31,007	23,070	493.10 pence	01.10.07

2 October 2007